VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Evan Jacobson Tamara Tangen

Re:	Excel Corporation.
Registration Statement on Form S-l (File No. 333-173702)

Ladies and Gentlemen:

On behalf of Excel Corporation (the “Company”), we are hereby filing Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 6 which have been marked to show changes from the filing of Amendment number 5 to the Registration Statement.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by telephone on July 17, 2011 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Principal Services

The third sentence in the fourth paragraph of page 27 under the heading “Principal Services” has been deleted.

Exhibits

An updated consent of the auditors has been filed as Exhibit 23.1. An Opinion and updated consent of and Meister Seelig & Fein LLP has been filed as Exhibit 5.1.

Kindly feel free to contact me with any questions or comments.

Sincerely, MEISTER SEELIG & FEIN LLP Mitchell Lampert